UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on or about April 24, 2015 to holders of Delhaize Group’s ordinary shares, in connection with an Ordinary Shareholders’ Meeting of the company to be held on Thursday, May 28, 2015 at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (the “OSM”).

The information statement of Delhaize Group, which is attached hereto as Exhibit 99.2, was made available on or about April 21, 2015 to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, with four American Depositary Receipts representing one ordinary share in connection with the OSM.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Form of notice to holders of Delhaize Group ordinary shares of the OSM (English translation)

Annex 1 to Exhibit 99.1	Form of notice of intent to attend the OSM (English translation)

Annex 2 to Exhibit 99.1	Form of proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.1	Form of vote by correspondence for the OSM (English translation)

Annex 4 to Exhibit 99.1	Information statement providing additional information on the agenda items (filed as Exhibit 99.2 hereto)

Annex 5 to Exhibit 99.1	2014 annual report of Delhaize Group (incorporated by reference to Delhaize Group’s Report on Form 6-K dated April 13, 2015)

Annex 6 to Exhibit 99.1	Information on shareholder’s rights (English Translation)

Exhibit 99.2	Information statement made available to holders of Delhaize Group American Depositary Shares regarding the OSM

Annex 1 to Exhibit 99.2	Voting instruction form to holders of Delhaize Group American Depositary Shares

Annex 2 to Exhibit 99.2	Document instructing holders of Delhaize Group American Depositary Shares of availability of proxy materials on the Internet and procedures for requesting a hard copy

Annex 3 to Exhibit 99.2	Information on shareholder’s rights (filed as Annex 6 to Exhibit 99.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 21, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President